GREAT-WEST
LIFECO INC.

RECEIVED

2009 JAN -5 A 8:23

December 30, 2008

[redacted]

09045042

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

PROCESSED
JAN 1 2 2009
THOMSON REUTERS

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

We have been advised by U.S. counsel that on September 5, 2008, the Securities and Exchange Commission (the "SEC") issued its final rule amendments relating to the exemption from registration provided by Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act") for foreign private issuers ("FPIs"). We understand that effective January 10, 2009 FPIs will be required to electronically publish applicable disclosure documents in order to comply with the rule.

Disclosure documents for Great-West Lifeco Inc. are available both on our Corporate Website (www.greatwestlifeco.com) and on The System for Electronic Document Analysis and Retrieval ("SEDAR"), the filing system developed for the Canadian Securities Administrators.

Therefore, pursuant to Rule 12g3-2(b) attached please find copies of the final documents that will be provided:

- Letter to Great-West Lifeco Inc. with respect to the selling of 28,920 common shares of the Corporation to the Underwriters;
- Final Short Form Prospectus for Great-West Lifeco Inc. Common Shares dated December 17, 2008;
- Manitoba Securities Commission decision document dated December 17, 2008 and
- Press release dated December 30, 2008 announcing the closing of $1 Billion offering of common shares.

dlw 1/8

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson
Senior Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

Encls.

MORRISON | FOERSTER

News Bulletin

October 7, 2008



SEC Amends the Rule 12g3-2(b) Exemption from Registration for Foreign Private Issuers

Introduction

On September 5, 2008, the Securities and Exchange Commission (the "SEC") issued its final rule amendments relating to the exemption from registration provided by Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act") for foreign private issuers ("FPIs").[1] These new rules are based on proposals that the SEC issued earlier this year.[2] The SEC stated that the new rules are intended to make it easier for U.S. investors to obtain timely financial information with respect to FPIs, and to encourage FPIs to provide this information.

The amendments to the rule are significant. The amendments, among other things:

- eliminate the requirement to submit an application and other materials to the SEC in order to comply with the rule;
- require FPIs to electronically publish the applicable disclosure documents in order to comply with the rule; and
- require FPIs to maintain a listing on one or more non-U.S. securities exchanges.

Background

Rule 12g3-2(b) provides an exemption from registration and reporting under the Exchange Act for FPIs that do not have shares traded on a U.S. stock exchange, but could nonetheless otherwise be required to register because the number of their U.S. shareholders exceeds the applicable thresholds in Section 12(g) of the Exchange Act and the SEC related rules.[3] For these companies, compliance with Rule 12g3-2(b) allows them to avoid following the

[1] A "foreign private issuer" is a corporation or other entity organized outside of the U.S. that either has (a) 50% or less of its outstanding voting securities held of record by U.S. residents or (b) if more than 50% of its voting securities are held by U.S. residents, none of the following are true: (1) a majority of its executive officers or directors are U.S. citizens or residents; (2) more than 50% of its assets are located in the U.S.; and (3) the issuer's business is administered principally in the U.S. The SEC's final release may be found at: http://www.sec.gov/rules/final/2008/34-58465.pdf.

[2] Morrison & Foerster's summary of the initial proposals may be found at: http://www.mofo.com/news/updates/files/13546.html and the summary of the SEC's press release announcing the rule changes may be found at: http://www.mofo.com/news/updates/files/Client_Alert_SEC_Amends_Reporting_Registration_and_Business.pdf.

[3] Exchange Act Section 12(g) and Rule 12g-1 provide that registration under Section 12(g) is required for an FPI if, within 120 days after the last day of the issuer's last completed fiscal year, if has a class of equity securities held by 500 or more holders, 300 or more of which are in the U.S., and its total assets exceed $10.0 million.

SEC's reporting requirements for publicly-traded companies, including many provisions of the Sarbanes-Oxley Act. Many of these companies have shares that trade over-the-counter in the U.S. (often in the form of Level I American Depositary Receipts ("ADRs")) or have engaged in private offerings to institutional investors in the U.S.; accordingly, their business and financial results are of interest to some U.S. investors.

Elimination of Requirement to Submit a Written Application

Prior to these amendments, in order to obtain this exemption, an FPI was required initially to submit written materials to the SEC, including paper copies of its non-U.S. disclosure documents, and information as to the number of its shareholders in the U.S. The amended rule will eliminate this requirement, and compliance with Rule 12g3-2(b) will not depend on any application to, or approval from, the SEC.

Electronic Publication of English Translations of Material Documents

To satisfy the amended rule, FPIs will be required to publish electronically (for example, through posting on the FPI's Internet home page), in English, certain non-U.S. disclosure documents on an ongoing basis, so that they may be easily accessed by U.S. investors. This provision is designed to enable U.S. investors to easily obtain material information about the issuer's equity securities when they trade them in the over-the-counter market.

The amended rules recognize that certain non-U.S. jurisdictions have an electronic information delivery system that would render an FPI's documents readily available to U.S. investors, and that would therefore satisfy the new publication requirement. For example, a Canadian issuer could publish its required documents on the Canadian "SEDAR" system, and simultaneously satisfy its obligations under Rule 12g3-2(b).

Unless the issuer is eligible for the exemption because of a recent Exchange Act deregistration,[4] then the issuer will need to publish English translation from the first day of its last fiscal year, information:[5]

- that the country of its incorporation, organization or domicile has required the issuer to make public;
- that the principal stock exchange in the issuer's primary trading market on which its securities are traded requires to be filed publicly; and
- that the issuer has distributed or has been required to distribute to its holders.

The issuer will only need to publish information that would be material to making an investment decision in connection with the relevant securities, such as:

- results of operations or financial information;
- changes in business;
- acquisitions or dispositions of assets;
- the issuance, redemption or acquisition of securities;
- changes in management or control;
- the granting of options or the payment of other compensation to directors or officers; and

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[4] The non-U.S. publication requirements will not apply to a deregistered issuer because a deregistered issuer will have filed the Exchange Act reports for the prior fiscal year.

[5] These categories of information are the same as those that were required for paper submissions under Rule 12g3-2(b) prior to the amendments.

- transactions with directors, officers or principal securityholders.

The issuer should publish, at minimum, the following documents to obtain and maintain the exemption:[6]

- its annual report and annual financial statements;
- its interim reports that include financial statements;
- press releases; and
- all other communications distributed directly to the holders of each class of securities to which the exemption relates.

In order to maintain the exemption, the issuer will need to publish electronically the documents "promptly." Promptness will depend on the type of document and the time required to obtain an English translation, if needed. Generally, however, an issuer should post on or around the same business day of publication of the original document.

If the documents are not initially in the English language, English translations of these documents must be published.

Some commentators requested an option for issuers to use "English summaries," "brief English descriptions" or "English versions" (as opposed to direct translations). However, the SEC declined to permit such usage. Instead, an issuer may only provide an English summary if a summary would be permitted for a document submitted under Form 6-K or Exchange Act Rule 12b-12(d)(3).[7]

Foreign Listing Requirement

The amendments to Rule 12g3-2(b) will require an issuer to maintain a listing of the relevant securities on at least one non-U.S. exchange that constitutes its primary trading market. The amended rule defines "primary trading market" to mean that at least 55% percent of the trading in the issuer's securities occurred in no more than two non-U.S. jurisdictions during the most recently completed fiscal year. If the issuer's securities trade in two non-U.S. jurisdictions, then the trading in at least one of those jurisdictions must be greater than the trading in the U.S. of the same class of securities.

There is no requirement that the issuer has maintained a foreign listing for a certain period of time. As a result, even an issuer that only recently has obtained a foreign listing can qualify for the exemption.

The amendments do not include the originally-proposed provision that would have limited the U.S. average daily trading volume of the securities to 20% of the average daily trading volume on a worldwide basis. As proposed, this provision could have subjected a significant number of non-U.S. companies to Exchange Act registration and reporting if a substantial amount of their trading occurred in the U.S. In addition, such a provision could have discouraged foreign issuers from establishing sponsored ADR facilities in the U.S., or from conducting private placements to U.S. investors.

[6] Rule 12h-6 enables foreign private issuers to deregister under the Exchange Act if they do not exceed specified limits on the number of their U.S. shareholders or their U.S. trading volume. We describe the March 2007 liberalization of these deregistration provisions in: http://www.mofo.com/news/updates/bulletins/11119.html.

[7] For example, Form 6-K permits submission of an English summary for reports required to be made public under the laws of the issuer's home country or home country stock exchange, provided that the report is not a press release and the laws do not require it to be distributed to the issuer's securityholders.

No Existing Exchange Act Reporting Obligations

In order to obtain the exemption, the issuer must not already be subject to reporting obligations under Exchange Act Section 13(a) or 15(d).[8] Therefore, if an investor has Exchange Act reporting obligations for a class of its debt securities, it cannot seek to claim the exemption for a class of equity securities.

Prior to these amendments, an issuer could not obtain an exemption if during the preceding 18 months it had registered securities under Section 12 or had been subject to Section 15(d) reporting obligations. The new rule will not impose this 18 month look-back period. Once the issuer is able to comply with the requirements for the exemption, it can obtain it.

Losing the Exemption

In order to maintain the exemption, the issuer must comply with its provisions on an ongoing basis. The issuer can lose the exemption if it:

- fails to publish electronically the required non-U.S. disclosure documents;
- no longer satisfies the foreign listing and primary trading market condition; or
- registers securities under Section 12 or otherwise incurs Exchange Act reporting obligations.

If the issuer is no longer in compliance with the exemption requirements, it must evaluate whether on the last day of the fiscal year, it will be subject to registration under Section 12 because it has exceeded the shareholder and asset thresholds.[9]

Transition Periods

Some issuers may lose their Rule 12g3-2(b) exemption. For example, an issuer may not meet the foreign listing requirements. The SEC is providing a three-year transition period to these issuers to allow them sufficient time to prepare and complete the Section 12 registration process. The amended rules will be effective on October 10, 2008. Issuers who lose their current exemption as a result of the amended rules or who cannot obtain the exemption as a result of the amended rules and who would otherwise need to file for registration under Section 12 will need to finish registering their securities by October 10, 2011.

The SEC also is providing a three-month transition period to allow issuers time to switch from providing paper documents and to publish electronically. Therefore, issuers will need to post their required documents by January 10, 2009. Until that time, the SEC will continue to process paper submissions for those companies that are not yet in a position to publish their documents electronically, or that were not initially aware of the rule change.

Other Related Amendments

Elimination of 120 Day Application Requirement. Prior to these amendments, if an issuer qualified for the Rule 12g3-2(b) exemption, it was required to apply for the exemption within 120 days after the end of the fiscal year in which it met the thresholds requiring registration under the Exchange Act.[10] The rule amendments eliminate the application requirement, as discussed above; in addition, the amendments do not replace this

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[8] Section 13(a) requires reports to be filed when a company has registered under the Exchange Act. Section 15(d) requires reports to be filed when a company has effected a registered offering under the Securities Act during the same fiscal year.

[9] See note 3 above.

[10] Prior Rule 12g3-2(b)(2).

requirement with a provision requiring an issuer to comply with the publication requirements within 120 days after the end of the relevant year. The SEC does not believe that this requirement is necessary to protect investors. In addition, if a 120 day requirement was imposed, some issuers may not be able to comply with the publication requirements within the 120 day deadline, and in order to claim the exemption again, will have to wait until the end of their current fiscal year, when another 120 deadline would begin running.

Compensatory Stock Options. Some commentators were concerned that compensatory stock options would not be included in the classes of equity securities that are eligible for the exemption. The SEC has added a note to the amended rule to clarify that a class of equity securities that qualifies for an exemption will also include compensatory stock options for those underlying securities.

Successor Issuers. The amendments eliminate a prior provision of Rule 12g2-3(b) that precluded an FPI from obtaining the exemption if it succeeded to the Exchange Act reporting requirements of another issuer through the issuance of shares to acquire that issuer.[11]

Revised Form F-6. The SEC also is amending Form F-6, the registration statement used to register ADRs under the Securities Act of 1933 (the "Securities Act"). The revised Form F-6 will require a registrant to state that if the issuer of the deposited securities does not have Exchange Act reporting obligations, then the issuer has published English translations in compliance with the Rule 12g3-2(b) exemption.[12] Under this provision, a depositary may establish an ADR facility without the involvement of the issuer of the underlying security, provided that the depositary can state that the issuer of the underlying security has complied with Rule 12g3-2(b). The depositary may rely on its reasonable, good faith belief after exercising reasonable diligence in making the representation.

Broker-Dealers and Rule 15c2-11. The SEC also is amending Exchange Act Rule 15c2-11. The amended Rule requires that when a broker-dealer is initiating or resuming quotations for over-the-counter securities of an issuer that has an exemption under to Rule 12g3-2(b), the broker-dealer has obtained and reviewed the information since the start of the last fiscal year that the issuer electronically published in compliance with the Rule. The broker-dealer must have this information available to provide when requested by an investor. It will be sufficient if the broker-dealer instructs the person requesting the information how to obtain it electronically. Since it will be easier for broker-dealers to direct investors towards material information about FPIs, this may facilitate the Securities Act Rule 144A resales of FPI securities to QIBs.

List of Rule 12g3-2(b) Exempt Issuers. The SEC also will no longer publish an annual list of Rule 12g3-2(b) exempt issuers. Once the amended rule is effective, it will not receive the materials needed to determine which FPIs are attempting to comply with the rule. Investors and broker-dealers historically have utilized these lists to determine which issuers had a Rule 12g3-2(b) exemption. This will make it more difficult for a potential depositary of an unsponsored ADR facility or, for broker-dealers and for investors to determine whether or not an issuer of the applicable security has complied with the electronic publishing requirements of Rule 12g3-2(b). Since the SEC will cease publication of these lists, issuers that comply with the requirements for a Rule 12g3-2(b) exemption may want to consider explicitly stating so on their websites.

Conclusion

The SEC designed these amendments to encourage greater dissemination of information in English that would be material to investors considering transactions involving the securities of FPIs. As investors are able to make more informed decisions, the revised rule should increase efficiency for U.S. investors in the trading of an FPI's

[11] Prior Rule 12g3-2(d)(2).

[12] Under the prior Form F-6, the registration statement needed to indicate that the issuer *furnished to the SEC the documents* required by Rule 12g3-2(b).

securities. The SEC believes the rule revisions will encourage more FPIs to claim the Rule 12g3-2(b) exemption and will facilitate the establishment of unsponsored ADR facilities. The SEC also expects that the amendments will aid broker-dealers in their efforts to comply with Rule 15c2-11 and assist in the resale under Securities Act Rule 144A of an FPI's securities to U.S. qualified institutional buyers. The SEC anticipates that the modifications will encourage trading of an FPI's securities in the U.S. over-the-counter market.

Contacts

Lloyd S. Harmetz
(212) 468-8061
lharmetz@mofo.com
New York office

Anna H. Lau
(212) 336-4095
annalau@mofo.com
New York office

Paul W. Boltz, Jr.
+85 2 2585 0856
pboltz@mofo.com
Hong Kong office

Steven L. Toronto
+86 1065059090
storonto@mofo.com
Beijing office

Charles C. Comey
+86 2163352290
ccomey@mofo.com
Shanghai office

Kristian E. Wiggert
+44 20 7920 4009
kwiggert@mofo.com
London office

Bruce A. Mann
(415) 268-7584
bmann@mofo.com
San Francisco office

Andrew W. Winden
+81 3 3214 6894
awinden@mofo.com
Tokyo office

About Morrison & Foerster

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For more information, visit www.mofo.com.

Because of the generality of this update, the information provided herein may not be applicable in all situations and should not be acted upon without specific legal advice based on particular situations.

December 11, 2008

Great-West Lifeco Inc.
100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

Attention: William W. Lovatt
Executive Vice-President and Chief Financial Officer

Re: Issue of 28,920,000 Common Shares

Dear Sirs:

We understand that Great-West Lifeco Inc. (the "Corporation") desires to sell 28,920,000 common shares of the Corporation (the "Securities") and is prepared:

(a) to authorize and issue the Securities;

(b) to prepare and file, without delay, a preliminary short form prospectus and a final short form prospectus and all necessary related documents in order to qualify the Securities for Distribution (as hereinafter defined) in each of the provinces and territories of Canada (the "Qualifying Jurisdictions"); and

(c) to prepare a U.S. Private Placement Memorandum (as hereinafter defined) for sales of the Securities into the United States (as hereinafter defined).

BMO Nesbitt Burns Inc. ("BMO"), Scotia Capital Inc. ("Scotia"), CIBC World Markets Inc., RBC Capital Markets, TD Securities Inc., National Bank Financial Inc., Desjardins Securities Inc., Genuity Capital Markets, GMP Securities L.P, Merrill Lynch Canada Inc., Morgan Stanley Canada Limited, Credit Suisse Securities (Canada) Inc., and HSBC Securities (Canada) Inc. (individually, an "Underwriter" and collectively, the "Underwriters") hereby severally offer to purchase from the Corporation, upon and subject to the terms and conditions contained herein, and by its acceptance hereof the Corporation agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all, but not less than all, of the Securities for a purchase price of $20.75 per share – an aggregate purchase price of $600,090,000 (the "Purchase Price"). The agreement resulting from the Corporation's acceptance of this offer is hereinafter referred to as "this Agreement".

The parties acknowledge and agree that the Securities have not been and will not be registered under the United States Securities Act of 1933, as amended ("U.S. Securities Act") or any state securities law and may not be offered or sold in the United States except pursuant to exemptions from the registration requirements of the U.S. Securities Act and the applicable laws of any state of the United States. Accordingly, the Corporation and each of the Underwriters agree that all offers or sales shall be conducted only in the manner specified in Schedule "A" hereof. All actions to be undertaken by the Underwriters in the United States in connection with the matters contemplated herein shall be undertaken through one or more of the Underwriters' duly registered broker-dealer affiliates in the United States (the "U.S. Affiliates").

In this offer, the term "Distribution" means "distribution" or "distribution to the public" as those terms are defined in applicable Canadian securities legislation, the terms "Preliminary Prospectus" and "Prospectus" mean the preliminary short form prospectus and final short form

prospectus, respectively, referred to above (in both the English and French languages unless the context indicates otherwise) including in each case any documents or information incorporated or deemed to be incorporated therein by reference, "Business Day" means a day that is not a Saturday, a Sunday or a day on which banks in the City of Toronto or Winnipeg are not open for the transaction of business, and subsidiaries of the Corporation shall mean The Great-West Life Assurance Company ("Great-West Life"), GWL&A Financial Inc. ("GWL&A Financial"), Great-West Life & Annuity Insurance Company, London Insurance Group Inc., London Life Insurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company and Putnam Investments, LLC ("Putnam").

In consideration of the Underwriters' agreement to purchase the Securities provided for herein, and in consideration of the underwriting services to be rendered by the Underwriters or their respective U.S. Affiliates in connection therewith, the Corporation agrees to pay to the Underwriters on the closing at the Closing Time a fee of 4% of the Purchase Price.

Terms and Conditions

1. The Corporation will duly and validly authorize and issue the Securities.

2. The Corporation shall fulfil to the satisfaction of the Underwriters' counsel all legal requirements to be fulfilled by the Corporation to enable the Securities to be offered for sale and sold to the public in each of the Qualifying Jurisdictions by or through the Underwriters and other investment dealers and brokers who comply with the applicable securities laws of the Qualifying Jurisdictions. All legal requirements to enable the Distribution of the Securities shall be fulfilled as soon as possible but in any event not later than 5:00 p.m., local time, on December 18, 2008 in each Qualifying Jurisdiction or such later date and time as may be agreed upon in writing, by filing the Prospectus and all other required documents in accordance with Multilateral Instrument 11-102 - *Passport System* and National Policy 11-202 - *Process for Prospectus Reviews in Multiple Jurisdictions* (the "Passport System") with the Manitoba Securities Commission as principal regulator under the Passport System and with the applicable securities commission or regulatory authority in each of the other Qualifying Jurisdictions (the "Securities Commissions") and will obtain the receipt for the Prospectus issued in accordance with the Passport System (the "Final Receipt").

   Such fulfillment shall include, without limiting the generality of the foregoing, compliance with all applicable Canadian securities laws including, without limitation, compliance with all requirements with respect to the preparation and filing of an English language Preliminary Prospectus in each of the Qualifying Jurisdictions and a French language Preliminary Prospectus in the Province of Québec, and the preparation and filing of an English language Prospectus in each of the Qualifying Jurisdictions and a French language Prospectus in the Province of Québec with such changes from the Preliminary Prospectus as the Corporation and the Underwriters may approve, such approval to be evidenced by the signing of the Prospectus by the Corporation and the Underwriters. The Corporation shall as soon as possible but in any event not later than 5:00 p.m., local time, on December 11, 2008 or such later date and time as may be agreed upon in writing, file the Preliminary Prospectus and have obtained a receipt pursuant to the Passport System.

3. The Underwriters may offer the Securities for sale to the public, directly, and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "Selling Firms"), only as permitted by applicable Canadian securities laws, upon the terms and conditions set forth in the Prospectus and in this Agreement. Each Underwriter, by signing this

Agreement, represents and warrants to the Corporation that it is not a person in respect of which the Corporation is a "related issuer" or a "connected issuer" (within the meaning of National Instrument 33-105 – Underwriting Conflicts).

The Underwriters covenant and agree that if they offer to sell or sell any Securities in jurisdictions other than the Qualifying Jurisdictions, such offers and sales shall be effected in accordance and compliance with the applicable laws of such jurisdictions and shall be effected in such manner so as not to require registration of the Corporation with, or the registration of the Securities or the filing of the Prospectus or other document with respect thereto under, the laws of any jurisdiction outside the Qualifying Jurisdictions including, without limitation, the United States as defined in Regulation S under the U.S. Securities Act ("United States"). The Underwriters shall cause similar undertakings to be contained in any agreements among the Selling Firms. For purposes of this paragraph 3, the Underwriters shall be entitled to assume that the Securities are qualified for Distribution in the Qualifying Jurisdictions if the Final Receipt has been issued evidencing that a receipt for the Prospectus in respect of the distribution of the Securities has been issued by the Securities Commissions of each of the Qualifying Jurisdictions. Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Corporation or another Underwriter's U.S. Affiliate under this paragraph with respect to a default by another Underwriter under this paragraph.

Subject to the foregoing, the U.S. Affiliates shall be entitled to offer and sell the Securities in the United States solely pursuant to an applicable exemption or exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. Any offer or sale of the Securities in the United States will be made in accordance with Schedule "A" which forms part of this Agreement.

The Underwriters shall use their reasonable best efforts to complete, and to cause the Selling Firms to complete, Distribution of the Securities as promptly as possible and BMO shall promptly notify the Corporation in writing of the completion of the Distribution of the Securities by the Selling Firms. After closing, the Underwriters shall provide the Corporation with such information as it may require with respect to the proceeds realized in each of the Qualifying Jurisdictions, or any other jurisdiction in which offers and sales of the securities are made, from the Distribution of the Securities for the purpose of payment of filing fees.

4. The Corporation shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment (as hereinafter defined) and shall allow the Underwriters to conduct all "due diligence" investigations which the Underwriters may reasonably require to fulfil the Underwriters' obligations as underwriters and to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters in such documentation.

5. During the period from the date of this Agreement until the later of the Closing Time and the completion of the Distribution of the Securities, the Corporation will promptly notify the Underwriters in writing of any material change in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its subsidiaries, taken together, or any change in any matter covered by a statement contained in the Preliminary Prospectus, the Prospectus or any amendment (a "Prospectus Amendment") to any of such documents, as they exist immediately prior to such change, which change is, or may be, of such a nature as to render the Preliminary Prospectus, the Prospectus or any Prospectus Amendment, as it exists immediately prior to such change, misleading or untrue or would result in any of such documents, as they

exist immediately prior to such change, containing a misrepresentation (as defined in applicable Canadian securities laws) or which would result in any of such documents, as they exist immediately prior to such change, not complying with the laws of any Qualifying Jurisdiction in which the Securities are to be offered for sale, or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation. The Corporation shall discuss in good faith with the Underwriters any change in circumstances (actual, proposed or prospective) which is or may be of such a nature that, there is reasonable doubt as to whether notice need be given pursuant to this paragraph.

The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Securities upon the Underwriters receiving written notification from the Corporation of any change contemplated by this paragraph and to not recommence the Distribution of the Securities in any Qualifying Jurisdiction until a receipt is issued by such Qualifying Jurisdiction for a Prospectus Amendment disclosing such change. The Corporation shall, to the satisfaction of the Underwriters' counsel, promptly comply with all applicable filing and other requirements under securities laws in the Qualifying Jurisdictions arising as a result of such change. The execution of a Prospectus Amendment in respect of any material change or change in a material fact or disclosure of a material fact by the Underwriters shall not constitute a waiver of the Underwriters' rights under paragraph 14(b) hereof.

In addition, if, during the period from the signing of the Preliminary Prospectus to the completion of the Distribution of the Securities there is any change in any applicable securities laws which results in a requirement to file a Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters' counsel, make any such filing as soon as possible.

6. The Corporation shall cause to be delivered to the Underwriters:

   (a) on the date hereof, or as soon as possible after the date hereof, copies of the Preliminary Prospectus signed as required by the laws of the Qualifying Jurisdictions, including, for greater certainty, copies of all documents or information incorporated by reference therein, to the extent that such documents or information incorporated by reference are not otherwise publicly available on the System for Electronic Document Analysis and Retrieval ("SEDAR");

   (b) as soon as practicable after the Preliminary Prospectus, the Prospectus and any Prospectus Amendment are prepared, the private placement memorandum incorporating the Preliminary Prospectus, Prospectus and any Prospectus Amendment, as the case may be, prepared for use in connection with any offer or sale of the Securities in the United States (the "U.S. Private Placement Memorandum"), and, forthwith after preparation, any amendment to the U.S. Private Placement Memorandum;

   (c) forthwith when available, copies of the Prospectus and any Prospectus Amendment signed as required by the laws of the Qualifying Jurisdictions, including, for greater certainty, copies of any documents or information incorporated by reference therein, to the extent that such documents or information incorporated by reference are not otherwise publicly available on SEDAR;

(d) a copy of any other document required to be filed by the Corporation in compliance with the applicable Canadian securities laws, to the extent that such document is not otherwise publicly available on SEDAR;

(e) forthwith when filed with securities regulatory authorities, copies of any document which, when so filed, will be deemed to be incorporated by reference in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, to the extent that such document incorporated by reference is not otherwise publicly available on SEDAR;

(f) at or before the time of the delivery to the Underwriters pursuant to this paragraph 6 of the Preliminary Prospectus, the Prospectus or any Prospectus Amendment, in each case in the French language,

(i) an opinion of the Corporation's counsel in Québec dated the date of such document, and acceptable in form and substance to the Underwriters' counsel, that except for the Lifeco Financial Information (as defined below), such document in the French language, including the Corporation's revised Annual Information Form dated February 20, 2008 and including documents incorporated by reference therein, the Corporation's Management Proxy Circular dated February 25, 2008 with respect to the annual meeting of shareholders to be held on May 1, 2008 and the material change reports of the Corporation dated April 1, 2008 and May 8, 2008, is in all material respects a complete and proper translation of the document in the English language; "Lifeco Financial Information" means the Corporation's audited consolidated financial statements as at and for the years ended December 31, 2007 and December 31, 2006 and the report of the auditors thereon, the related Management's Discussion and Analysis of the Corporation dated February 14, 2008 and the Corporation's interim unaudited consolidated financial statements as at and for the nine month periods ended September 30, 2008 and 2007 together with the related Management's Discussion and Analysis of the Corporation dated October 30, 2008 and any other financial information contained or incorporated by reference in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, as the case may be, on which the Corporation's counsel in Québec is not opining;

(ii) an opinion of Deloitte & Touche LLP, Chartered Accountants dated the date of such document, and acceptable in form and substance to the Underwriters' counsel, that the Lifeco Financial Information contained or incorporated by reference in such document in the French language is in all material respects a complete and proper translation of such Lifeco Financial Information contained in such document in the English language;

(g) at the time of the delivery to the Underwriters pursuant to this paragraph 6 of the Prospectus or any Prospectus Amendment, a comfort letter from Deloitte & Touche LLP, Chartered Accountants dated the date of the Prospectus or the Prospectus Amendment, as the case may be, and acceptable in form and substance to the Underwriters, with respect to such financial and accounting information which is contained or incorporated by reference in the Prospectus or Prospectus Amendment, as the case may be, which comfort letter shall be in addition to the comfort letters addressed to securities regulatory authorities and

shall be based on a review by such auditors having a cut-off date not more than two business days prior to the date of the comfort letter;

(h) forthwith when available, but in any event no later than 5:00 p.m. (Toronto time) on the Business Day following the date of receiving a receipt therefor under the Passport System, in such cities as the Underwriters may reasonably request, without charge, such numbers of commercial copies of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment as the Underwriters may reasonably require; and

(i) forthwith when available, in such cities as the Underwriters may reasonably request, without charge, such numbers of copies of the U.S. Private Placement Memorandum as the Underwriters may reasonably require.

7. The Corporation represents and warrants to the Underwriters that:

(a) the authorized capital of the Corporation consists of an unlimited number of First Preferred Shares, an unlimited number of Class A Preferred Shares, an unlimited number of Second Preferred Shares and an unlimited number of Common Shares, of which 7,938,500 Series D First Preferred Shares, 22,282,215 Series E First Preferred Shares, 7,957,001 Series F First Preferred Shares, 12,000,000 Series G First Preferred Shares, 12,000,000 Series H First Preferred Shares, 12,000,000 Series I First Preferred Shares, 9,200,000 Series J First Preferred Shares and 895,614,939 Common Shares were issued and outstanding as of December 9, 2008;

(b) the Corporation is the legal and beneficial owner of all of the common shares of Great-West Life and, through a wholly-owned subsidiary, GWL&A Financial and Putnam, free and clear of all mortgages, liens, charges, pledges, securities interests, encumbrances, claims or demands whatsoever, and no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase thereof;

(c) other than with respect to the Corporation's stock option plan, no person, firm or corporation, as of the date hereof, has (except for the Underwriters) any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase, subscription and issuance of any of the unissued shares, securities or warrants (including convertible securities or warrants) of the Corporation or of its subsidiaries, other than such conversion rights as may be attached to the issued and outstanding preferred shares of the Corporation or of its subsidiaries or to the Great-West Life Trust Securities – Series A;

(d) the Corporation and each of its subsidiaries validly subsist under the laws of their respective jurisdictions of incorporation and have all requisite powers and authority to carry on their businesses as presently carried on by them and to own or lease their property and assets and the Corporation has all requisite corporate power and authority necessary to authorize, execute and deliver and carry out its obligations under this Agreement;

(e) the Corporation and each of its subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly

licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as it is now conducted and its property and assets to be owned, leased or operated, all such licences, registrations or qualifications are validly existing and in good standing and none of the same contains any burdensome term, provision, condition or limitation which has a material adverse effect on the operation of its business as it is now conducted or as it is presently proposed to be carried on and the entering into of this Agreement and the consummation of the transactions herein contemplated do not breach or would not result in them being in non-compliance with any of the foregoing;

(f) this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction and except that rights of indemnity, contribution and waiver of contribution may be limited under applicable law;

(g) neither the execution and delivery of this Agreement nor the consummation of the transactions provided for or contemplated herein results or will result in a breach of any of the terms, conditions or provisions of, or will constitute a default under, the articles, by-laws or resolutions of the Corporation or its subsidiaries or any indenture, agreement or other instrument to which they may be a party or by which any of them is bound;

(h) at the Closing Time, the issuance and sale of the Securities by the Corporation to the Underwriters in accordance with the terms of this Agreement will have been duly authorized by all necessary corporate action of the Corporation and the Securities will be validly issued and outstanding as fully paid and non-assessable shares;

(i) no consent, approval, permit, authorization, order or filing of or with any court or governmental agency or body of Canada, any Qualifying Jurisdiction or the United States is required by the Corporation for the execution of and delivery of and the performance by the Corporation of its obligations under this Agreement except as may be required under the Canadian securities laws;

(j) at the date of this Agreement, the Corporation is in compliance with its timely disclosure of obligations under the Canadian securities laws and, without limiting the generality of the foregoing, there has not occurred any material adverse change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition, capital or prospects of the Corporation and its subsidiaries, taken as a whole, since the end of the Corporation's most recently completed financial year (for which audited financial statements are available), which has not been publicly disclosed; and

(k) the attributes of the Securities are consistent in all material respects with the description of the Securities in the Prospectus.

8. The Corporation's delivery to the Underwriters of the documents referred to in clauses 6(a), 6(b), 6(c) and 6(e) hereof shall constitute:

(a) the Corporation's representation and warranty to the Underwriters that each such document at the time of its filing complied with the requirements of the securities laws pursuant to which it was filed and that all the information and statements contained therein (except information and statements contained therein relating solely to the Underwriters, or which are modified by or superseded by information or statements contained in the Preliminary Prospectus, the Prospectus or the Prospectus Amendment, as the case may be) are at the respective dates of delivery thereof, true and correct, contain no misrepresentation (as defined in applicable Canadian securities laws) and constitute full, true and plain disclosure of all material facts relating to the Corporation, its subsidiaries and affiliates, taken together, and the Securities as required by applicable securities laws;

(b) the Corporation's representation and warranty to the Underwriters that no material fact or information (except facts or information relating solely to the Underwriters) has been omitted therefrom which is necessary to make the statements contained therein not misleading in light of the circumstances in which they were made;

(c) the Corporation's representation and warranty to the Underwriters, that, except as has been publicly disclosed, there has been no material adverse change in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation, its subsidiaries and affiliates, taken together, since the end of the Corporation's fiscal year on December 31, 2007; and

(d) the Corporation's consent to the use by the Selling Firms of such documents in connection with the Distribution of the Securities in the Qualifying Jurisdictions or the United States in compliance with the provisions of this offering.

9. The purchase of the Securities under this Agreement shall take place at 8:30 a.m., Toronto time, on December 30, 2008 at the offices of Blake, Cassels & Graydon LLP, 23rd floor, Commerce Court West, Toronto, or on such other date not later than January 30, 2009 and such other time as may be agreed upon in writing between the Corporation and the Underwriters (any such date being referred to herein as the "Closing Date" and any such time being referred to herein as the "Closing Time") pursuant to which, among other things, the Corporation shall receive, by electronic funds transfer or other means of providing immediately available funds in Canadian dollars, payable in Toronto to the Corporation (or as it may otherwise direct to the Underwriters), the aggregate purchase price for the Securities less the Underwriters' Fee.

10. The Underwriters' obligations under this Agreement are conditional upon and subject to the Underwriters receiving at the Closing Time:

(a) one global book entry form of certificate representing the Securities registered in the name of "CDS & Co." or such other name as the Underwriters may notify to the Corporation in writing not less than 48 hours prior to the Closing Time, against payment to the Corporation, or as the Corporation may direct to the Underwriters in writing not less than 48 hours prior to the Closing Time, of the Purchase Price in the manner contemplated in paragraph 9 above. The certificate in global form representing the Securities shall be delivered by BMO to the CDS Clearing and Depository Services Inc. ("CDS"), together with a direction to CDS

with respect to the crediting of Securities to the accounts of the participants of CDS;

(b) the Underwriters' Fee as contemplated in paragraph 9 above;

(c) a certificate, dated the Closing Date and signed by the Executive Vice-President and Chief Financial Officer, of the Corporation or such other officers of the Corporation as may be acceptable to the Underwriters, certifying that (i) the Corporation has complied with all terms and conditions of this Agreement to be complied with by the Corporation at or prior to the Closing Time; (ii) the representations and warranties of the Corporation contained herein are true and correct as of the Closing Time; (iii) no order, ruling or determination having the effect of ceasing or suspending trading in the Securities or any other securities of the Corporation has been issued and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of the persons signing such certificate, are contemplated or threatened; (iv) there has been, since December 31, 2007 no material adverse change, financial or otherwise (except as publicly disclosed), in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation, and its subsidiaries, taken together; (v) the Prospectus, as amended by any Prospectus Amendment, does not contain, as of the Closing Date, any misrepresentation (within the meaning of Canadian securities laws); and (vi) such other matters as the Underwriters may reasonably request;

(d) a comfort letter from Deloitte & Touche LLP, Chartered Accountants dated the date of delivery and acceptable in form and substance to the Underwriters bringing the information contained in the comfort letter or letters referred to in clause 6(f) hereof forward to the Closing Time, provided that such comfort letter shall be based on a review by such auditors having a cut-off date not more than two Business Days prior to the Closing Date;

(e) a favourable legal opinion addressed to the Underwriters, dated the Closing Date, from the Corporation's counsel, Blake, Cassels & Graydon LLP as to matters governed by the laws of Ontario, Québec, Alberta and British Columbia and the federal laws of Canada applicable therein, and from the Corporation's in-house counsel and local counsel as to matters governed by the laws of other jurisdictions or relating to the Corporation's subsidiaries, with respect to the incorporation, existence and corporate power and authority of the Corporation and each of its subsidiaries; that the Corporation and each of its subsidiaries are duly licensed to carry on their business in the jurisdictions where such business is carried on; the authorization, issue and sale of the Securities; the form of certificate representing the Securities and due appointment of the registrar and transfer agent in respect of the Securities; the due authorization, execution, delivery and enforceability of this Agreement; the consistency in all material respects of the Securities with the descriptions thereof as set forth in the Prospectus; the reporting issuer status of the Corporation under the securities legislation of each of the Qualifying Jurisdictions; the listing of the Securities on the Toronto Stock Exchange; the fulfilment of and compliance with the terms and conditions hereof and applicable securities and other laws in connection with the sale of the Securities to the Underwriters; the obtaining of all necessary approvals in connection with the sale of the Securities to the Underwriters; compliance with the laws of Québec relating to the use of the French language and such other matters as the Underwriters or their counsel may reasonably request, it being further understood that the Corporation's counsel and the Underwriters' counsel

may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Corporation's officers or of the auditors of the Corporation;

(f) a favourable legal opinion addressed to the Underwriters, dated the Closing Date, from Torys LLP, special United States counsel to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that the offer and sale of the Securities are not required to be registered under the U.S. Securities Act;

(g) a favourable legal opinion addressed to the Underwriters, dated the Closing Date, from Torys LLP, Canadian counsel to the Underwriters, as to matters governed by the laws of Ontario with respect to the validity of the offering and sale of the Securities and such other matters referred to in (e) above as the Underwriters may reasonably request; it being understood that Underwriters' counsel may rely on the opinion of the Corporation's counsel, the Corporation's in-house counsel and local counsel as to matters which specifically relate to the Corporation or any of its subsidiaries or as to matters governed by the laws of other jurisdictions;

(h) evidence satisfactory to the Underwriters that the Securities are listed for trading on the Toronto Stock Exchange; and

(i) evidence satisfactory to the Underwriters acting reasonably of the concurrent purchase by Power Financial Corporation, on a private placement basis, of 19,280,000 common shares of the Corporation for proceeds of $400,060,000.

11. The Corporation shall protect and indemnify each of the Underwriters and such Underwriter's directors, officers and employees (the "Indemnified Parties") from and against all losses (other than losses of profit in connection with the resale of the Securities), claims, costs (including, without limitation, reasonable legal fees and disbursements), damages and liabilities (collectively, "claims") caused by or arising directly or indirectly by reason of:

(a) any information or statement (except any information or statement furnished by and relating solely to the Underwriters) contained or incorporated by reference in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment or in any other document or material filed or delivered pursuant hereto being or being alleged to be a misrepresentation (as defined in applicable securities laws) or untrue or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; or

(b) any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority or by any other competent authority, based upon any untrue statement, omission or misrepresentation (as defined in applicable securities laws) or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters) contained or incorporated by reference in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment or in any other document or material filed or delivered pursuant hereto (except any document or material delivered or filed solely by the Underwriters) preventing or restricting the trading in or the sale or Distribution of the Securities or any other securities of the Corporation in any of the Qualifying Jurisdictions;

other than any claim caused by or arising directly or indirectly by reason of the breach by any such Underwriter of any of its covenants herein provided for or of applicable securities or other laws in connection with any of the transactions contemplated herein.

If any claim contemplated by this paragraph shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this paragraph shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the Corporation as soon as possible of the nature of such claim (provided that any failure to so notify shall not affect the Corporation's liability under this paragraph, except to the extent that such failure significantly prejudices the proceedings) and the Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim; provided that the defence shall be through legal counsel acceptable to the Indemnified Party acting reasonably.

No admission of liability shall be made by the Corporation or the Indemnified Party without, in each case, the prior written consent of all the parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within 10 business days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the Corporation; or (iii) the named parties to any such suit include both the Indemnified Party and the Corporation and the Indemnified Party shall have been advised by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation, in which case the Corporation shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party. The Corporation shall not be liable under this paragraph to pay the fees and expenses of more than one law firm in any one jurisdiction acting as counsel on behalf of one or more Indemnified Parties. The Corporation hereby constitutes the Underwriters trustees for the Underwriters' directors, officers and employees for the covenants of the Corporation under this paragraph 11 with respect to the Underwriters' directors, officers and employees and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

12. In order to provide for just and equitable contribution in circumstances in which the indemnity provided in paragraph 11 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by any party defined in such paragraph to be an "Indemnified Party" or enforceable otherwise than in accordance with its terms, the Corporation and all such Indemnified Parties shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits) of the nature contemplated in paragraph 11 and suffered or incurred by such Indemnified Parties provided, however, that the Underwriters shall be responsible in the aggregate for that portion represented by the percentage that the aggregate fee payable by the Corporation to the Underwriters hereunder bears to the aggregate purchase price of the Securities and the Corporation shall be responsible for the balance, whether or not it has been sued or sued separately, provided that:

(a) the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of such aggregate fee or any portion thereof actually received; and

(b) no person who has engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to contribution from any person who has not engaged in such fraud, fraudulent misrepresentation or gross negligence.

If the Corporation is held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Corporation shall be limited to receiving contribution in an amount not exceeding the lesser of (i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined by the foregoing provisions, and (ii) the amount of the fees actually received by the Underwriters from the Corporation.

The rights to contribution provided in this paragraph 12 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law. If the Underwriters have reason to believe that a claim for contribution may arise, they shall give the Corporation notice thereof in writing, but the failure to notify the Corporation in a timely fashion shall not relieve the Corporation of any obligation which it may have to the Indemnified Parties under this paragraph, except to the extent that such failure significantly prejudices the proceedings or increases the liability which the Corporation would otherwise have hereunder.

13. Whether or not the transactions herein contemplated shall be completed, all reasonable expenses of or incidental to the authorization, issue, delivery and sale of the Securities and of or incidental to all other matters in connection with the transactions herein set out shall be borne by the Corporation. Notwithstanding the foregoing, the fees and disbursements of Underwriters' counsel and the Underwriters' out-of-pocket expenses shall be borne by the Underwriters, except that the Underwriters shall be reimbursed by the Corporation for all of these fees, disbursements and expenses, to the extent they are reasonable, if the sale of the Securities is not completed other than by reason of default by the Underwriters.

14. In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel, without any liability on the Underwriter's part, the Underwriter's obligations under this Agreement:

(a) if, during the period from the date of this Agreement to the Closing Time, any inquiry, action, suit, investigation or other proceeding, whether formal or informal, is instituted, threatened or announced or commenced or any order is issued under or pursuant to any statute of Canada or any of the Qualifying Jurisdictions, or otherwise, or there is any change of law, which operates or would in the reasonable opinion of the Underwriter operate, to prevent or restrict the distribution of or trading in or involving the Securities or any other securities of the Corporation;

(b) if, during the period from the date of this Agreement to the Closing Time, there shall have occurred or the Corporation shall have notified the Underwriters that there has occurred any material adverse change, or adverse change of material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact), financial or otherwise, in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its subsidiaries taken together (including any notice provided under paragraph 5) which was undisclosed as of the date of this Agreement and such change in the reasonable opinion of the

Underwriter would be expected to have an adverse effect on the market price or value of the Securities; or

(c) if, during the period from the date of this Agreement to the Closing Time, there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any action, government law or regulation, inquiry or other occurrence of any nature whatsoever which materially adversely affects, or may in the reasonable opinion of the Underwriter be expected to materially adversely affect, Canadian financial or equity markets or the business, operations or affairs of the Corporation and its subsidiaries taken together;

by giving the Corporation written notice to that effect at or prior to the Closing Time. If any Underwriter terminates the Underwriter's obligations hereunder pursuant to this paragraph 14, the Corporation's liability hereunder to such Underwriter shall be limited to the Corporation's obligations under paragraphs 11, 12 and 13 hereof. The right of each of the Underwriters to so terminate its respective obligations under this Agreement is in addition to such other remedies as it has in respect of any default, act or failure to act of the Corporation in respect of any matters contemplated by this Agreement.

15. All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of steps contemplated by paragraphs 12, 14 and 17 hereof (and with the exception of any admission of liability contemplated in paragraph 11), may be taken by BMO and Scotia on the Underwriters' behalf and the Corporation may accept notification of any such steps from, and may deliver the certificates representing the Securities to or to the order of, BMO and Scotia.

16. Subject to the terms of this Agreement, the Underwriters' obligations under this Agreement to purchase the Securities at the Closing Time shall be several and not joint and several and the liability of each of the Underwriters to purchase the Securities shall be limited to the following percentages of the aggregate purchase price of the Securities as set forth herein:

BMO Nesbitt Burns Inc.	30.31%
Scotia Capital Inc.	20.2%
CIBC World Markets Inc.	10.1%
RBC Dominion Securities Inc.	10.1%
TD Securities Inc.	10.1%
National Bank Financial Inc.	7.07%
Desjardins Securities Inc.	2.02%
Genuity Capital Markets	2.02%
GMP Securities L.P.	2.02%
Merrill Lynch Canada Limited	2.02%
Morgan Stanley Canada Limited	2.02%
Credit Suisse Securities (Canada), Inc.	1.01%
HSBC Securities (Canada) Inc.	1.01%

Nothing herein shall oblige the Corporation to sell to any or all of the Underwriters or the Underwriters to purchase less than all of the aggregate amount of the Securities or shall relieve any Underwriter in default hereunder from liability to the Corporation or the other Underwriters. If one or more of the Underwriters fails to purchase its or their applicable percentages of the aggregate amount of the Securities at the Closing Time, the other Underwriter or Underwriters shall have the right, but shall not be obliged, to purchase on a pro-rata basis (or such other basis as they may agree) all, but not less than all, of the Securities which would otherwise have been purchased by the Underwriter or Underwriters which fail to purchase. In the event that such right is not exercised and the Corporation chooses to sell less than all of the Securities, the Underwriter or Underwriters which is or are able and willing to purchase their respective percentage of Securities shall be relieved of all obligations to the Corporation with respect to the balance of the Securities hereunder in excess of their respective percentages; if the Corporation does not so choose, then this Agreement shall terminate and the Underwriters which are able and willing to purchase their respective percentage of Securities shall be relieved of all obligations to the Corporation on submission to the Corporation of reasonable evidence of their ability and willingness to fulfill their obligations hereunder at the Closing Time and the Corporation shall be relieved of all obligations to the Underwriters, except in respect of any liability which may have arisen or may thereafter arise under paragraphs 11, 12 and 13. Nothing in this Agreement shall oblige any U.S. Affiliate to purchase any Securities.

17. All representations, warranties, terms and conditions of this Agreement shall also be construed as conditions, and any breach or failure to comply with any such representations, warranties, terms or conditions shall entitle any of the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such Underwriter's obligations to purchase Securities by giving written notice to that effect to the Corporation at or prior to the Closing Time. It is understood that the Underwriters may waive in whole or in part, or extend the time, for compliance with, any of such representations, warranties, terms and conditions without prejudice to the Underwriters' rights in respect of any other of such representations, warranties, terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

18. The representations, warranties, covenants, obligations and agreements of the parties contained herein or delivered pursuant hereto shall survive the purchase by the Underwriters of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Securities. The Underwriters shall be entitled to rely on the representations and warranties of the Corporation contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

19. Any notice or other communication to be given hereunder shall, in the case of notice to the Corporation, be addressed to the Corporation at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5, Attention: Executive Vice-President and Chief Financial Officer, and, in the case of notice to the Underwriters, be addressed to BMO and to the persons indicated on Schedule "B" hereto, at the address therein set out. Any such notice or other communication shall be in writing, and unless delivered personally to a responsible officer of the addressee, shall be given by courier service or fax, and shall be deemed to have been received, if given by fax, on the day of sending (if such day is a business day and, if not, on the next day following the sending thereof) and, if given by courier service, on the next business day following the sending thereof.

20. Time shall be of the essence of this Agreement.

21. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the courts of such province shall have exclusive jurisdiction over any dispute hereunder.

22. The Corporation shall not sell, or announce its intention to sell, nor authorize or issue, or announce its intention to authorize or issue, any common shares or securities convertible or exchangeable for or exercisable into common shares, or publicly announce an intention to effect any such a transaction other than the Securities (other than for purposes of directors', officers' or employee stock options, including employee stock purchase plan deduction, or to satisfy existing instruments issued at the day hereof), at any time commencing on the date of this Agreement and ending 90 days after the Closing Date without the prior written consent of BMO on behalf of the Underwriters.

23. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements (including the letter agreement between the Corporation and BMO dated the date hereof), understandings, negotiations and discussions, whether oral or written.

24. This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

If the foregoing is acceptable to the Corporation, please signify such acceptance on the duplicates of this letter and return such duplicates to BMO, which accepted offer shall constitute the contract for the purchase by us and sale by the Corporation of the Securities referred to herein and shall constitute a binding agreement among us.

Yours very truly,

BMO NESBITT BURNS INC.

By: *"Bradley J. Hardie"*
Name: Bradley J. Hardie

SCOTIA CAPITAL INC.

By: *"David J. Skurka"*
Name: David J. Skurka

CIBC WORLD MARKETS INC.

By: *"Donald A. Fox"*
Name: Donald A. Fox

RBC DOMINION SECURITIES INC.

By: *"Rajiv Bahl"*
Name: Rajiv Bahl

TD SECURITIES INC.

By: *"Jonathan Broer"*
Name: Jonathan Broer

NATIONAL BANK FINANCIAL INC.

By: *"Darin Deschamps"*
Name: Darin Deschamps

DESJARDINS SECURITIES INC.

By: *"Thomas L. Jarmai"*
Name: Thomas L. Jarmai

GENUITY CAPITAL MARKETS

By: *"Daniel Daviau"*
Name: Daniel Daviau

GMP SECURITIES L.P.

By: *"Neil Selfe"*
Name: Neil Selfe

MERRILL LYNCH CANADA INC.

By: *"M. Marianne Harris"*
Name: M. Marianne Harris

MORGAN STANLEY CANADA LIMITED

By: *"Dougal Macdonald"*
Name: Dougal Macdonald

CREDIT SUISSE SECURITIES (CANADA), INC.

By: *"Erik Charbonneau"*
Name: Erik Charbonneau

HSBC SECURITIES (CANADA) INC.

By: *"Catherine Code"*
Name: Catherine Code

ACCEPTED AND AGREED to this 11th day of December, 2008.

GREAT-WEST LIFECO INC.

By: *"William W. Lovatt"*
Name: William W. Lovatt
Title: Executive Vice-President and Chief Financial Officer

By: *"Sheila A. Wagar"*
Name: Sheila A. Wagar, Q.C.
Title: Vice-President, General Counsel and Secretary

Schedule "A" to an underwriting agreement dated December 11, 2008 (the "Underwriting Agreement")

TERMS AND CONDITIONS FOR UNITED STATES AND EUROPEAN ECONOMIC AREA OFFERS AND SALES

This is Schedule "A" to the Underwriting Agreement among Great-West Lifeco Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc., RBC Capital Markets, TD Securities Inc., National Bank Financial Inc., Desjardins Securities Inc., Genuity Capital Markets, GMP Securities L.P, Merrill Lynch Canada Inc., Morgan Stanley Canada Limited, Credit Suisse Securities (Canada) Inc., and HSBC Securities (Canada) Inc.

U.S. SELLING RESTRICTIONS

Capitalized terms used but not defined in this Schedule "A" shall have the meaning ascribed thereto in the Underwriting Agreement to which this Schedule "A" is attached.

1. For the purpose of this Schedule "A", the following terms shall have the meanings indicated:

(a) "**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Securities, and includes the placement of any advertisement in a publication with a "general circulation in the United States" that refers to the offering of the Securities;

(b) "**Foreign Issuer**" means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50% of the outstanding voting Securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50% of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c) "**General Solicitation**" and "**General Advertising**" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(d) "**Qualified Institutional Buyer**" means a "qualified institutional buyer" as that term is defined in Rule 144A;

(e) **"Regulation D"** means Regulation D adopted by the SEC under the U.S. Securities Act;

(f) **"Regulation S"** means Regulation S adopted by the SEC under the U.S. Securities Act;

(g) **"Rule 144"** means Rule 144 adopted by the SEC under the U.S. Securities Act;

(h) **"Rule 144A"** means Rule 144A adopted by the SEC under the U.S. Securities Act;

(i) **"SEC"** means the United States Securities and Exchange Commission;

(j) **"Selling Dealer Group"** means dealers or brokers other than the Underwriters and their U.S. Affiliates who participate in the offer and sale of Securities pursuant to the Underwriting Agreement;

(k) **"Substantial U.S. Market Interest"** means "substantial U.S. market interest" as that term is defined in Regulation S;

(l) **"United States"** means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(m) **"U.S. Affiliate"** means a duly registered U.S. broker-dealer affiliate of an Underwriter;

(n) **"U.S. Exchange Act"** means the *United States Securities Exchange Act of 1934*, as amended;

(o) **"U.S. Memorandum"** means the preliminary offering memorandum or the final offering memorandum relating to sales of Securities in the United States; and

(p) **"U.S. Securities Act"** means the *United States Securities Act of 1933*, as amended.

2. Each Underwriter acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act, and may not be offered or sold except (i) to persons outside the United States in transactions meeting the requirements of Regulation S, or (ii) to persons inside the United States whom such Underwriter reasonably believe to be Qualified Institutional Buyers, in transactions exempt from the registration requirements of the U.S. Securities Act. Each Underwriter agrees that it, its U.S. Affiliate and each member of the Selling Dealer Group will offer and sell the Securities only in accordance with Rule 903 of Regulation S or in accordance with the restrictions set forth in paragraphs 2 and 3 of this Schedule "A". Accordingly, no Underwriter, its U.S. Affiliate or any Selling Dealer Group member have engaged or will engage in any Directed Selling Efforts, and each Underwriter, its U.S. Affiliate and each Selling Dealer Group member have complied and will comply with the offering restriction requirements of Regulation S.

Each Underwriter acknowledges that it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except (i) with

its affiliates, (ii) with members of the Selling Dealer Group in accordance with this paragraph 2 or (iii) otherwise with the prior written consent of the Corporation.

Each Underwriter represents, warrants and covenants to the Corporation that, in connection with all sales of the Securities in the United States by it, its affiliates or members of the Selling Dealer Group:

(a) its U.S. Affiliate is a duly registered broker or dealer with the SEC and is a member of, and in good standing with, the Financial Industry Regulatory Authority on the date such representation is given;

(b) all offers and sales of the Securities in the United States will be effected by the U.S. Affiliates in accordance with all applicable U.S. federal and state broker-dealer requirements;

(c) all offers and sales will be made to Qualified Institutional Buyers and in all cases such Underwriter will take reasonable steps to ensure that each purchaser is aware that such offer or sale is being made in reliance on Rule 144A;

(d) it has not used and will not use any written material other than the Prospectus together with the U.S. Memorandum (all such documents, the "**Offering Documents**"), and each offeree of the Securities in the United States will be sent a copy of the Offering Documents;

(e) immediately prior to transmitting the Offering Documents, it had reasonable grounds to believe that each offeree is a Qualified Institutional Buyer; and

(f) neither it nor its representatives have used, and none of such persons will use, any form of General Solicitation or General Advertising in connection with the offer or sale of the Securities in the United States or have offered or will offer to sell any Securities in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

3. It is understood and agreed by the Underwriters that the Securities may be offered and resold by the Underwriters and Selling Group Members in the United States pursuant to the provisions of Rule 144A to persons who are, or are reasonably believed by them to be, Qualified Institutional Buyers in transactions meeting the requirements of Rule 144A and in compliance with any applicable state securities laws of the United States. By purchasing Securities, each Qualified Institutional Buyer shall be deemed to have represented and warranted for the benefit of the Corporation and the Underwriters that:

(a) it is authorized to consummate the purchase of the Securities;

(b) it is a Qualified Institutional Buyer and is acquiring the Securities for its own account for investment or for one or more investor accounts for which it is exercising sole investment discretion and each such investor is a Qualified Institutional Buyer;

(c) prior to the time of purchase of the Securities, it received a copy of and carefully read the U.S. Memorandum related to the U.S. offering, attached to a copy of the Final Prospectus, and has had access to such additional information, if any,

concerning the Corporation as it has considered necessary in connection with its investment decision to acquire the Securities;

(d) it understands and acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and are therefore "restricted securities" within the meaning of Rule 144, and that if in the future it shall decide to offer, sell or otherwise transfer or pledge all or any part of the Securities, it will not offer, sell or otherwise transfer or pledge any of such Securities (other than pursuant to an effective registration statement under the U.S. Securities Act), directly or indirectly, unless:

(i) the sale is to the Corporation; or

(ii) the sale is made in the United States, in accordance with Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A and applicable state securities laws of the United States; or

(iii) the sale is made outside the United States in accordance with the requirements of Rule 904 of Regulation S and in compliance with applicable local laws and regulations; or

(iv) the sale is made pursuant to the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder; or

(v) the Securities are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities, and it has furnished to the Corporation an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to that effect;

(e) it understands and acknowledges that the Securities (to the extent they are in certificated form) shall bear a legend substantially to the following effect:

> "THE SHARES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SHARES, AGREES FOR THE BENEFIT OF GREAT-WEST LIFECO INC. THAT SUCH SHARES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO GREAT-WEST LIFECO INC., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E)

PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION OR OTHER EVIDENCE SATISFACTORY TO GREAT-WEST LIFECO INC.

IF THESE SHARES ARE BEING SOLD IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AT A TIME WHEN GREAT-WEST LIFECO INC. IS A 'FOREIGN ISSUER' AS DEFINED IN REGULATION S, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM CDS CLEARING AND DEPOSITORY SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO CDS CLEARING AND DEPOSITORY SERVICES INC. AND GREAT-WEST LIFECO INC. TO THE EFFECT THAT THE SALE OF THE SHARES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT";

provided that if the Corporation is a Foreign Issuer at the time of sale, and if the Securities are being sold in compliance with the requirements of Rule 904 of Regulation S and in compliance with Canadian local laws and regulations, the legend may be removed by providing a declaration to CDS Clearing and Depository Services Inc. to the following effect (or as the Corporation may prescribe from time to time):

"The undersigned (A) acknowledges that the sale of the Securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended ("U.S. Securities Act"), and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the U.S. Securities Act, as amended) of Great-West Lifeco Inc., (2) the offer of such Securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange or any other Designated Offshore Securities Market as defined in Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such Securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the Shares are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such Securities with fungible unrestricted Shares and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with

Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S;

provided, further, that if the Securities are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to CDS Clearing and Depository Services Inc. of an opinion of counsel of recognized standing and reasonably satisfactory to Great-West Lifeco Inc., to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws;

(f) it acknowledges that it is not purchasing the Securities as a result of any General Solicitation or General Advertising; and

(g) it understands and acknowledges that Great-West Lifeco Inc. (i) is under no obligation to be or to remain a Foreign Issuer, (ii) may not, at the time the Securities are resold by such U.S. Purchaser or at any other time, be a Foreign Issuer, and (iii) may engage in one or more transactions which could cause Great-West Lifeco Inc. not to be a Foreign Issuer. If Great-West Lifeco Inc. is not a Foreign Issuer at the time of any resale pursuant to Rule 904 of Regulation S, the certificate delivered to the buyer may continue to bear the legend contained in paragraph (e) above.

4. The Corporation represents, warrants and covenants to the Underwriters that:

(a) the Corporation is a "foreign issuer" within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest in the Securities;

(b) the Corporation is not and as a result of the sale of the Securities contemplated hereby will not be required to register as an "investment company" pursuant to the provisions of the United States Investment Company Act of 1940, as amended;

(c) none of the Corporation, any of its affiliates, or any persons acting on its or their behalf (other than the Underwriters and their affiliates, as to which the Corporation makes no representation) has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of General Solicitation or General Advertising in connection with the offer or sale of the Securities in the United States;

(d) on the date hereof, Securities are not, and as of the Closing Date will not be, and no securities of the same class as the Securities are or will be:

(i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, or

(ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act;

(e) for so long as any of the Securities are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the

Corporation is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation will provide to any holder of such Securities, or to any prospective purchaser of such Securities designated by such holder, upon the request of such holder, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4); and

(f) except for marketing activities conducted solely in Canada and Australia, the Corporation has not, within the six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of its securities (including the Securities).

5. Each Underwriter represents, warrants and covenants to the Corporation that:

(a) in relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), it has not made and will not make an offer to the public of any Securities which are the subject of the placement contemplated by the Offering Documents in that Relevant Member State, except that it is permitted to have made and may make an offer to the public in that Relevant Member State of any Securities at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(i) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(iii) by the Underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of BMO for any such offer; or

(iv) in any other circumstances falling within Article 3(2) of the Prospectus Directive

provided that no such offer of Securities shall require the Corporation or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive

For the purposes of this provision, the expression an "offer to the public" in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Securities to be offered so as to enable an investor to decide to purchase any Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member

State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to the Corporation;

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

6. At the closing, the Underwriters, together with the U.S. Affiliates, will provide a certificate, substantially in the form of Exhibit I to this Schedule "A", relating to the manner of the offer and sale of the Securities in the United States.

EXHIBIT I

In connection with the sale of the Securities of Great-West Lifeco Inc., on behalf of the several underwriters (the "**Underwriters**") referred to in the Underwriting Agreement dated as of December 11, 2008, among Great-West Lifeco Inc. and the Underwriters (the "**Underwriting Agreement**") each of the undersigned BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc., RBC Capital Markets, TD Securities Inc., National Bank Financial Inc., Desjardins Securities Inc., Genuity Capital Markets, GMP Securities L.P, Merrill Lynch Canada Inc., Morgan Stanley Canada Limited, Credit Suisse Securities (Canada) Inc., and HSBC Securities (Canada) Inc., and their respective U.S. affiliates (the "U.S. Affiliates") represent, warrant and agree:

(a) all offers and sales of the Securities in the United States have been effected by the U.S. Affiliates in accordance with all applicable U.S. broker-dealer requirements;

(b) each U.S. Affiliates is a duly registered broker or dealer with the SEC and is a member of, and in good standing with, the Financial Industry Regulatory Authority on the date such representation is given;

(c) all offers and sales of the Securities in the United States have been made to "Qualified Institutional Buyers" as such term is defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the "**U.S. Securities Act**");

(d) it has not used and will not use any written material other than the preliminary and final Canadian prospectus together with the offering memorandum relating to sales of Securities in the United States (all such documents, the "**Offering Documents**"), and each offeree of the Securities in the United States has been sent a copy of the Offering Documents;

(e) immediately prior to transmitting the Offering Documents, it had reasonable grounds to believe that each offeree is a Qualified Institutional Buyer and on the date hereof, it continues to believe that each purchaser of the Securities of Great-West Lifeco Inc. is a Qualified Institutional Buyer;

(f) neither it nor its representatives have used, and none of such persons will use, any form of general solicitation or general advertising (as such terms are defined in Regulation D under the U.S. Securities Act) in connection with the offer or sale of the Securities in the United States or have offered or will offer to sell any Securities in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act; and

(g) the Offering of the Securities of Great-West Lifeco Inc. in the United States has been conducted by it in accordance with the Underwriting Agreement.

Schedule "B"

UNDERWRITERS

BMO Nesbitt Burns Inc.
1 First Canadian Place
P.O. Box 150
Toronto, ON M5X 1H3

Attention: Bradley J. Hardie

Scotia Capital Inc.
Scotia Plaza, 66th Floor
40 King Street West
Box 4085, Station "A"
Toronto, ON M5W 2X6

Attention: David J. Skurka

CIBC World Markets Inc.
161 Bay Street
6th Floor
Toronto, ON M5J 2S8

Attention: Donald A. Fox

RBC Dominion Securities Inc.
200 Bay Street, 4th Floor
South Tower
Toronto, ON M5J 2W8

Attention: Rajiv Bahl

TD Securities Inc.
66 Wellington Street West
Toronto-Dominion Tower
8th Floor
Toronto, ON M5K 1A2

Attention: Jonathan Broer

National Bank Financial Inc.
The Exchange Tower
130 King Street West, Suite 3200
Toronto, ON M5X 1J9

Attention: Darin Deschamps

Desjardins Securities Inc.
2, Complexe Desjardins
East Tower, 15th floor
Desjardins Station
Montréal , QC H5B 1J2

Attention: Thomas L. Jarmai

Genuity Capital Markets
40 King Street West
49th Floor
Toronto, Ontario
M5H 3Y2

Attention: Daniel Daviau

GMP Securities Inc.
145 King Street West
Suite 300
Toronto, Ontario
M5H 1J8

Attention: Neil Selfe

Merrill Lynch Canada Inc.
181 Bay Street
Suite 400
Toronto, Ontario
M5J 2V8

Attention: M. Marianne Harris

Morgan Stanley Canada Limited
181 Bay Street
Suite 3700 PO Box 776
Toronto, Ontario
M5J 2T3

Attention: Dougal Macdonald

Credit Suisse Securities (Canada), Inc.
1 First Canadian Place
Suite 3000, Box 301
Toronto, Ontario
M5X 1C9

Attention: Erik Charbonneau

HSBC Securities (Canada) Inc.
79 York Street
4th Floor
Toronto, Ontario
M5J 1S9

Attention: Catherine Code

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and this prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in the United States. These securities are being offered and sold within the United States only in transactions exempt from the registration requirements of the U.S. Securities Act.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, General Counsel & Secretary of Great-West Lifeco Inc. at 100 Osborne Street North, Winnipeg, Manitoba R3C 3A5, telephone (204) 946-1190, and are also available electronically at www.sedar.com.*

Short Form Prospectus

New Issue

December 17, 2008

GREAT-WEST LIFECO INC.

$1,000,150,000

48,200,000 Common Shares

Great-West Lifeco Inc. ("Great-West Lifeco" or the "Corporation") is offering 48,200,000 common shares. Of these shares, this short form prospectus qualifies the distribution of 28,920,000 common shares (the "Offered Shares") which are being offered to the public through the underwriters referred to below. The remaining 19,280,000 common shares will be purchased by Power Financial Corporation or its affiliates other than the Corporation and its subsidiaries (collectively referred to as "PFC"), in a concurrent private placement transaction pursuant to an exemption from Canadian prospectus and registration requirements at the public offering price.

BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., National Bank Financial Inc., Desjardins Securities Inc., Genuity Capital Markets, GMP Securities L.P., Merrill Lynch Canada Inc., Morgan Stanley Canada Limited, Credit Suisse Securities (Canada), Inc. and HSBC Securities (Canada) Inc. (collectively, the "Underwriters"), as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by Great-West Lifeco and accepted by us in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" below, and subject to approval of certain legal matters on behalf of Great-West Lifeco by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Torys LLP. In connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the common shares of Great-West Lifeco at a level above that which might otherwise prevail in the open market. See "Plan of Distribution".

The Underwriters may offer the Offered Shares at a price lower than that stated below. See "Plan of Distribution".

The common shares of Great-West Lifeco are listed under the symbol GWO on the Toronto Stock Exchange (the "TSX"). On December 8, 2008, the last trading day before the public announcement of this offering, the closing sale price of the common shares on the TSX was $23.59. The TSX has conditionally approved the listing of the Offered Shares distributed under this short form prospectus and the common shares to be purchased by PFC. Listing is subject to the Corporation fulfilling all of the requirements of the TSX on or before January 23, 2009.

Investing in the Offered Shares involves risks that are described in the "Risk Factors" section beginning on page 9 of this short form prospectus.

The Corporation's head and registered office is located at 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5.

Price: $20.75 per Common Share

	Price to the Public	Underwriters' Fee[2]	Price to PFC	Net Proceeds to the Corporation[1][2]
Per Common Share	$20.75	$0.83	$20.75	$19.92
Total	$600,090,000	$24,003,600	$400,060,000	$976,146,400

(1) Before deduction of expenses of the issue payable by the Corporation estimated at $325,000.

(2) The Underwriters' fee will not be payable on the 19,280,000 common shares purchased by PFC.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on December 30, 2008 or on such later date as Great-West Lifeco and the Underwriters may agree but not later than January 30, 2009. A global certificate representing the Offered Shares will be issued in registered form only to CDS Clearing and Depository Services Inc. ("CDS"), or its nominee, and will be deposited with CDS on closing of this offering. A purchaser of the Offered Shares under this offering will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Offered Shares are purchased.

Table of Contents

Caution Regarding Forward-Looking Information and Non-GAAP Financial Measures and Currency

This prospectus and documents incorporated by reference contain forward-looking statements about Great-West Lifeco, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future actions by Great-West Lifeco, including statements made with regard to the expected benefits of acquisitions and divestitures, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about Great-West Lifeco, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by Great-West Lifeco due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and Great-West Lifeco's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Factors" in this prospectus and under "Risk Management and Control Practices" and "Summary of Critical Accounting Estimates" in Great-West Lifeco's Management's Discussion and Analysis for the twelve months ended December 31, 2007, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, Great-West Lifeco has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

This prospectus and documents incorporated by reference may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "earnings before adjustments", "net income on a constant currency basis", "premiums and deposits", "sales" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

Except as otherwise indicated, all dollar amounts in this short form prospectus are expressed in Canadian dollars and references to "$" are to Canadian dollars.

Eligibility for Investment

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Torys LLP, counsel to the Underwriters, the Offered Shares, if issued on the date hereof, would be "qualified investments" under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans.

Great-West Lifeco Inc.

The following chart depicts the corporate relationships among Great-West Lifeco and its significant subsidiaries as at the date hereof. Unless otherwise indicated, all such subsidiaries are incorporated or have been continued under the laws of Canada. Great-West Lifeco beneficially owns, or exercises control or direction over, 100% of the voting securities of each such subsidiary.



Great-West Lifeco Inc.
The Great-West Life Assurance Company
Great-West Lifeco U.S. Inc. [Delaware]
Canada Life Financial Corporation
London Insurance Group Inc.
GWL Realty Advisors Inc.
GWL&A Financial Inc. [Delaware]
Putnam Investments, LLC [Delaware]
The Canada Life Assurance Company
London Life Insurance Company
Great-West Life & Annuity Insurance Company [Colorado]
Canada Life Capital Corporation Inc.
London Reinsurance Group Inc.

Great-West Lifeco is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses, primarily in Canada, the United States, Europe and Asia. Its major operating subsidiaries are The Great-West Life Assurance Company ("Great-West Life") and London Life Insurance Company ("London Life") in Canada, The Canada Life Assurance Company ("Canada Life") in Canada and in Europe, and Great-West Life & Annuity Insurance Company ("GWL&A") and Putnam Investments, LLC ("Putnam") in the United States. Great-West Lifeco and its subsidiaries, as at September 30, 2008, had more than $356 billion in assets under administration, and, as at December 31, 2007, had approximately 22,000 employees worldwide. Great-West Lifeco currently has no other holdings, and currently carries on no businesses or activities, that are unrelated to its holdings in Great-West Life, London Life, Canada Life, GWL&A, Putnam and their subsidiaries. However, Great-West Lifeco is not restricted to investing in those companies, and may make other investments in the future.

Great-West Life, London Life and Canada Life offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. They provide a wide range of retirement savings and income plans, as well as life, disability and critical illness insurance for individuals and families. As a leading provider of employee benefits in Canada, Great-West Life offers effective benefit solutions for large and small employee groups.

GWL&A is a leader in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It also provides annuity and life insurance products for individuals and businesses. Headquartered in metro Denver, Colorado, GWL&A serves its customers nationwide through a range of group retirement savings products and services, individual life insurance and annuities, and business-owned life insurance marketed through brokers, consultants and group representatives, and through marketing partnerships with other financial institutions.

Headquartered in Boston, Massachusetts, Putnam provides investment management, certain administrative functions, distribution, and related services through a broad range of investment products to individual and institutional investors. Individual retail investors are serviced through a broad network of distribution relationships with unaffiliated broker-dealers, financial planners, registered investment advisers and other financial institutions that distribute the Putnam Funds to their customers, which, in total, includes more than 150,000 advisors in over 2,000 firms. Institutional investors are supported by Putnam's dedicated account

management, product management, and client service professionals and through strategic relationships with several investment management firms outside of the United States.

The businesses of Great-West Lifeco are grouped into reportable segments as follows:

Canada

The Canadian segment includes the operating results of the Canadian businesses operated by Great-West Life, London Life, and Canada Life. There are two primary business units included in this segment. Through its Individual Insurance & Investments Products business unit, Great-West Lifeco provides life, disability and critical illness insurance products to individual clients, as well as accumulation and annuity products for both group and individual clients in Canada. Through its Group Insurance business unit, Great-West Lifeco provides life, health, disability and creditor insurance products to group clients in Canada.

Europe

The European segment is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance and Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Republic of Ireland. The Insurance and Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, London Reinsurance Group Inc. ("LRG"), a subsidiary of London Life, and their respective subsidiaries. Through the Insurance and Annuities business unit, Canada Life offers a portfolio of protection and wealth management products, with a focus on payout annuities, savings and group insurance in the United Kingdom, and savings and individual protection products in the Isle of Man. The core products offered in Ireland are individual insurance and savings and pension products. The German operation focuses on pension and individual protection products. Through the Reinsurance business unit, Canada Life and LRG provide a product portfolio consisting of life, annuity and property and casualty reinsurance.

United States

The United States segment includes the operations of GWL&A and Putnam, as well as the United States branch operations of Great-West Life and Canada Life. Through the Financial Services business unit, GWL&A provides an array of financial security products, including employer-sponsored defined contribution retirement plans and defined benefit plans for certain market segments. It also provides annuity and life insurance products for individuals, families and corporate executives. Through the Asset Management business unit, Putnam provides investment management, certain administrative functions, distribution, and related services through a broad range of investment products, including the Putnam Funds, its own family of mutual funds which are offered to individual and institutional investors.

Corporate

The Corporate segment includes operating results for activities not specifically associated with other business units.

If the proceeds raised by this offering, together with the proceeds of the concurrent sale of common shares to PFC and the proceeds of Great-West Lifeco's November 27, 2008 issue of $230 million of Series J First Preferred Shares were invested by Great-West Lifeco in Great-West Life in a form that constituted available capital for purposes of Minimum Continuing Capital and Surplus Ratio ("MCCSR") then, based upon Great-West Life's September 30, 2008 MCCSR of 203% and market levels as of November 30, 2008, Great-West Life's *pro forma* MCCSR would be estimated to be approximately 225%.

As at the date of this short form prospectus, Power Financial Corporation controlled, directly or indirectly, approximately 74% of the outstanding common shares of Great-West Lifeco, representing approximately 65% of the voting rights attached to all of the outstanding voting shares of Great-West Lifeco.

Use of Proceeds

The net proceeds from the sale of the Offered Shares will amount to approximately $575,761,400 after deducting the Underwriters' fee and estimated expenses of the issue. The Underwriters' fee and the expenses of the issue will be paid out of the proceeds of this offering. The net proceeds of this offering, together with the proceeds of the concurrent sale of common shares to PFC, being in the aggregate $400,060,000, will be used by the Corporation for general corporate purposes and to augment the Corporation's current liquidity position.

Prior Sales

The following chart summarizes the issuances by the Corporation of common shares and securities convertible or exercisable into common shares during the 12 months preceding the date of this short form prospectus:

Date of Issuance	Description of Transaction/Securities Issued	Number of Securities Issued	Average Issue Price per Common Share
December 9, 2007 to December 31, 2007	Exercise of Stock Options	136,810	$14.50311
January 1, 2008 to December 9, 2008	Exercise of Stock Options	1,905,300	$15.10008
December 31, 2007 to September 30, 2008	Grant of Stock Options	4,158,270	$29.72363(*)

(*) Average exercise price.

Trading Price and Volume of Great-West Lifeco's Securities

The following chart sets out the trading price and volume of Great West Lifeco's securities on the TSX during the 12 months preceding the date of this short form prospectus:

	Dec 07	Jan 08	Feb 08	Mar 08	Apr 08	May 08	Jun 08	Jul 08	Aug 08	Sep 08	Oct 08	Nov 08	Dec 08[1]
Common Shares													
Intraday High	37.00	35.62	33.20	31.05	31.91	32.72	32.05	30.17	32.20	35.94	32.45	28.00	24.57
Intraday Low	34.75	30.51	30.55	27.46	30.29	30.59	28.42	25.91	29.31	29.61	24.50	19.36	19.75
Volume	6,871	11,099	11,629	15,368	10,196	14,247	15,749	9,589	11,427	30,768	28,361	13,076	9,890
First Pref. Series D													
Intraday High	26.48	26.50	26.25	26.07	26.12	26.15	26.00	26.10	26.20	$25.85	25.63	25.00	25.00
Intraday Low	25.62	25.68	25.79	24.55	25.50	25.55	25.40	25.61	25.61	$25.35	24.00	24.50	24.60
Volume	81	79	217	102	120	114	270	67	77	347	130	203	70
First Pref. Series E													
Intraday High	26.25	26.75	27.30	27.10	26.78	26.94	27.00	26.71	26.65	$26.99	26.74	26.00	25.10
Intraday Low	25.86	25.95	26.50	26.40	26.26	26.25	26.25	26.20	26.35	$26.40	25.75	24.76	24.66
Volume	110	476	43	44	59	51	57	112	32	873	1,352	390	62
First Pref. Series F													
Intraday High	26.89	26.50	26.87	26.64	26.81	26.47	26.24	25.30	25.25	$25.00	25.39	23.50	19.99
Intraday Low	25.70	25.56	25.78	25.75	26.10	25.98	25.00	24.28	24.56	$24.80	22.02	19.05	18.50
Volume	336	22	66	44	284	73	228	37	24	75	559	53	26
First Pref. Series G													
Intraday High	24.24	24.38	25.00	24.75	24.45	23.96	23.65	21.47	22.29	$21.97	21.35	20.50	16.59
Intraday Low	22.59	23.25	24.12	23.00	23.10	23.20	20.73	19.16	21.20	$20.61	16.75	14.00	15.25
Volume	439	174	267	114	137	182	272	190	244	623	367	657	379
First Pref. Series H													
Intraday High	23.35	22.85	24.16	23.49	22.24	22.84	22.70	20.37	22.47	$21.18	$19.25	18.99	16.43
Intraday Low	21.31	22.00	22.48	21.37	21.41	21.72	19.76	17.90	19.83	$18.75	$15.04	12.27	14.08
Volume	313	182	120	99	169	454	432	183	116	489	298	560	309
First Pref. Series I													
Intraday High	21.30	21.60	22.25	21.97	20.51	21.38	21.05	18.95	19.50	19.27	17.72	17.74	15.98
Intraday Low	20.00	20.50	21.00	20.00	20.10	20.37	18.65	16.81	18.23	17.10	14.65	12.02	13.20
Volume	548	330	203	294	377	566	379	261	318	151	794	328	317
First Pref. Series J[2]													
Intraday High	–	–	–	–	–	–	–	–	–	–	–	24.34	24.98
Intraday Low	–	–	–	–	–	–	–	–	–	–	–	24.00	24.00
Volume	–	–	–	–	–	–	–	–	–	–	–	379	160

1. Includes trading prices and volume up to and including December 15, 2008.
2. The Series J First Preferred Shares commenced trading on the TSX on November 27, 2008.

Details of the Offering

The authorized capital of the Corporation consists of an unlimited number of First Preferred Shares, an unlimited number of Class A Preferred Shares, an unlimited number of Second Preferred Shares and an unlimited number of common shares.

As at the date of this short form prospectus, Great-West Lifeco has issued and outstanding 895,674,939 common shares, 7,938,500 Series D First Preferred Shares, 22,282,215 Series E First Preferred Shares, 7,957,001 Series F First Preferred Shares, 12,000,000 Series G First Preferred Shares, 12,000,000 Series H First Preferred Shares, 12,000,000 Series I First Preferred Shares and 9,200,000 Series J First Preferred Shares. For more information on certain provisions of the First Preferred Shares as a class, please see "Capital Structure – General – Lifeco First Preferred Shares" in the Revised Annual Information Form of Great-West Lifeco dated February 20, 2008 incorporated by reference into this short form prospectus.

The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors of Great-West Lifeco, subject to the preference of the First Preferred Shares, the Class A Preferred Shares and the Second Preferred Shares and any other shares ranking senior to the common shares. A holder of common shares is entitled to notice of and to attend all shareholders' meetings, except meetings at which only holders of a specified class or series of shares are entitled to vote, and for all purposes will be entitled to one vote for each common share held. In the event of the liquidation, dissolution or winding-up of the Corporation, after payment of all outstanding debts and subject to the preference of the First Preferred Shares, the Class A Preferred Shares and the Second Preferred Shares and any other shares ranking senior to the common shares, the holders of common shares would be entitled to a *pro rata* distribution of the remaining assets of the Corporation.

As of December 15, 2008 there were 895,674,939 common shares outstanding. After giving effect to this offering and the concurrent sale of 19,280,000 common shares to PFC, there will be 943,874,939 common shares outstanding.

Plan of Distribution

Under an underwriting agreement (the "Underwriting Agreement") dated December 11, 2008 between the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, subject to compliance with all necessary legal requirements and to the terms and conditions contained therein, on December 30, 2008 or such other date not later than January 30, 2009 as may be agreed upon by the parties, all but not less than all of the 28,920,000 Offered Shares at an aggregate price of $600,090,000 payable in cash to the Corporation against delivery. The Underwriters' obligation to purchase the Offered Shares under the Underwriting Agreement is conditional upon the completion of the sale of 19,280,000 common shares to PFC under the PFC Agreement (defined below).

Of the 48,200,000 common shares to be issued by the Corporation, 19,280,000 common shares will be sold to PFC at the public offering price in a concurrent private placement transaction pursuant to an exemption from prospectus and registration requirements. The purchase by PFC is separate from the offering of 28,920,000 common shares to the public under this short form prospectus and the Underwriters will not receive any commission on common shares purchased by PFC. PFC currently controls, directly or indirectly, 666,665,452 common shares (or 74.43% of the outstanding common shares). After giving effect to this offering and the concurrent sale of 19,280,000 common shares to PFC, PFC will control, directly or indirectly, 72.67% of the outstanding common shares of Great-West Lifeco, representing approximately 65% of the voting rights attached to all of the outstanding voting shares of Great-West Lifeco. The terms of the PFC purchase are set out in an agreement between the Corporation and PFC (the "PFC Agreement"), pursuant to which the Corporation has agreed to issue and sell 19,280,000 common shares to PFC, conditional upon the completion of the sale of 28,920,000 common shares to the Underwriters. Purchasers of Offered Shares should not rely on the fact that PFC has agreed to purchase 19,280,000 common shares under the PFC Agreement. In consideration for their services in connection with this offering, the Corporation has agreed to pay the Underwriters a fee equal to $0.83 per Offered Share. All fees payable to the Underwriters will be paid on account of services rendered in connection with the issue and will be paid out of the proceeds of this offering.

The Underwriting Agreement provides that the Underwriters may, at their discretion, terminate their obligations thereunder upon the occurrence of certain stated events or if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any action, government law or regulation, inquiry or other occurrence of any nature whatsoever which materially adversely affects, or may in the reasonable opinion of the Underwriters be expected to materially adversely affect, Canadian financial or equity markets or the business, operations or affairs of the Corporation. The Underwriters are, however, obligated to take up and pay for all the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement.

The Underwriters may not, throughout the period of distribution, bid for or purchase common shares of Great-West Lifeco. The foregoing restriction is subject to certain exemptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. In connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the common shares of Great-West Lifeco at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriting Agreement provides that, without the prior written consent of BMO Nesbitt Burns Inc., the Corporation will not sell or announce its intention to sell, nor will the Corporation authorize or issue, or announce its intention to authorize or issue, any common shares or securities convertible or exchangeable for or into common shares other than the Offered Shares during the period commencing on the date of the Underwriting Agreement and ending 90 days after the closing of the offering.

The Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold in the United States except in transactions exempt from the registration requirements of the U.S. Securities Act. Accordingly, except to the extent permitted by the Underwriting Agreement, the Offered Shares may not be offered or sold within the United States. Each Underwriter has agreed that it will not offer or sell the Offered Shares within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act. The Underwriting Agreement also provides that the Underwriters will offer and sell the Offered Shares outside the United States only in accordance with Regulation S under the U.S. Securities Act. In addition, until 40 days after the commencement of the offering, an offer or sale of Offered Shares within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in reliance on an exemption from the registration requirements of the U.S. Securities Act. The distribution of this short form prospectus and the offering and sale of the Offered Shares are also subject to certain restrictions under the laws of certain other jurisdictions outside of Canada. Each Underwriter has agreed that it will not offer for sale or sell or deliver the Offered Shares in any such jurisdiction except in accordance with the laws thereof.

The Underwriters propose to offer the Offered Shares initially at the offering price specified on the cover page of this short form prospectus. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the price paid by the Underwriters to the Corporation.

The determination of the terms of the distribution, including the issue price of the Offered Shares, was made through negotiations between the Corporation and the Underwriters.

The TSX has conditionally approved the listing of the Offered Shares distributed under this short form prospectus and the common shares to be purchased by PFC. Listing is subject to the Corporation fulfilling all of the requirements of the TSX on or before January 23, 2009.

Documents Incorporated by Reference

The following documents filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Revised Annual Information Form of Great-West Lifeco dated February 20, 2008, including documents incorporated by reference therein;

(b) the audited consolidated financial statements of Great-West Lifeco as at and for the years ended December 31, 2007 and 2006 and the report of the auditors thereon and the related Management's Discussion and Analysis dated February 14, 2008;

(c) the Management Proxy Circular dated February 25, 2008 with respect to the annual meeting of shareholders of Great-West Lifeco held on May 1, 2008;

(d) the material change reports of Great-West Lifeco dated April 1, 2008 and May 8, 2008 with respect to the sale by GWL&A of its healthcare business, Great-West Healthcare, to a subsidiary of CIGNA Corporation and Great-West Lifeco management changes, respectively; and

(e) the interim unaudited consolidated financial statements of Great-West Lifeco as at and for the nine-month periods ended September 30, 2008 and 2007, together with the related Management's Discussion and Analysis dated October 30, 2008.

All documents of Great-West Lifeco of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus to National Instrument 44-101 — Short Form Prospectus Distributions and any press releases, if filed by Great-West Lifeco with the provincial and territorial securities commissions or similar authorities in Canada after the date of this short form prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Changes in Consolidated Capitalization

On October 31, 2008, Canada Life announced that it intended to redeem all $200 million aggregate principal amount of its 5.80% Debentures, Series A due December 11, 2013 on December 11, 2008.

On November 27, 2008, Great-West Lifeco announced that it had completed its offering and issuance of 9,200,000 Series J First Preferred Shares for gross proceeds of $230 million to a syndicate of underwriters pursuant to a final short form prospectus dated November 13, 2008.

Risk Factors

Before purchasing the Offered Shares, investors should consider carefully the following risks in conjunction with the other information in this short form prospectus and the documents incorporated by reference herein, in particular the disclosure under the heading "Risk Factors" in Great-West Lifeco's Revised Annual Information Form dated February 20, 2008, including documents incorporated by reference therein, and the Corporation's Management's Discussion and Analysis dated February 14, 2008 (specifically the "Risk Management and Control Practices" and "Summary of Critical Accounting Estimates") which disclosure includes discussions concerning general insurance risks, insurance risks relating to specific businesses, interest rate risk, equity market risk, credit risk, liquidity risks, translation risk, foreign exchange risk, risk relating to derivative instruments, operational risks, legal and regulatory risk and reputational risk.

Risks Associated with Great-West Lifeco

Holding Company Structure

As a holding company, Great-West Lifeco's ability to pay dividends and other operating expenses and to otherwise meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries and its ability to raise additional capital. In the event of the bankruptcy, liquidation or reorganization of any of these subsidiaries, policy liabilities of these subsidiaries will be completely provided for before any assets of such subsidiaries are made available for distribution to Great-West Lifeco; in addition, the other creditors of these subsidiaries will generally be entitled to the payment of their claims before any assets are made available for distribution to Great-West Lifeco except to the extent that Great-West Lifeco is recognized as a creditor of the relevant subsidiaries. Any payment by the principal subsidiaries (including payment of dividends and interest) is also subject to restrictions set forth in the insurance, securities and corporate laws and regulations (including the staged intervention powers of the Office of Superintendent of Financial Institutions) which require that solvency and capital standards be maintained by Great-West Life, GWL&A, London Life, Canada Life and Putnam.

Insurance, Investment, Market and Operational Risk

The businesses conducted by Great-West Lifeco's principal subsidiaries are subject to risks including competition from other businesses, dependence on key personnel, claims risk, lapse risk (the surrender of insurance and annuity products), reliance on information technology systems, investment related risk, reinsurance risk and underwriting experience of morbidity, mortality and catastrophic risk.

Regulatory Risk

The businesses of certain of Great-West Lifeco's principal subsidiaries are subject to various regulatory requirements imposed by legislation and regulation in Canada, the United States, the United Kingdom and other jurisdictions applicable to insurance companies and companies providing financial services. These regulations are primarily intended to protect policyholders and beneficiaries, not shareholders. Material changes in the regulatory framework or the failure to comply with regulatory requirements could have a material adverse effect on Great-West Lifeco.

Impairment Testing on Goodwill and Intangibles

Canadian generally accepted accounting principles require the Corporation to perform an impairment test on goodwill and intangible assets at least annually. The Corporation's intangible and goodwill balances relate primarily to its acquisitions of London Life, Canada Life and Putnam. The Corporation's impairment testing on goodwill and intangible assets is typically incorporated into its year-end reporting; as a result, it has not yet been completed for the year ending December 31, 2008. Accordingly, while equity market valuations in general are lower than in 2007, it is not possible to determine the outcome of the annual impairment testing at this time, and the Corporation can provide no assurance that an impairment charge will not arise as a result of the annual impairment testing. As Putnam is not a subsidiary of Great-West Life or GWL&A, an impairment charge in connection with Great-West Lifeco's investment in Putnam, if required, would not impact the MCCSR ratio of Great-West Life or the Risk Based Capital ratio of GWL&A.

General Economic Conditions

From time to time, the stock market experiences significant price and volume volatility that may affect the market price of the securities of the Corporation for reasons unrelated to Great-West Lifeco's operating performance.

In addition, adverse economic conditions, such as reduced or negative growth in North American and other economies, and other factors, including a protracted or precipitous decline in the stock markets, could affect sales of Great-West Lifeco's products and services or result in investors withdrawing from the markets or decreasing the extent to which they contribute to investment products.

Unfavourable economic conditions may materially adversely affect the businesses of Great-West Lifeco's principal subsidiaries and, in turn, may materially adversely affect Great-West Lifeco.

Future Acquisitions

From time to time, Great-West Lifeco and its subsidiaries evaluate existing businesses, products and services, and such review could result in Great-West Lifeco or its subsidiaries disposing of or acquiring businesses or offering new, or discontinuing existing, products and services. In the ordinary course of their operations Great-West Lifeco and its subsidiaries consider and discuss with third parties the purchase or sale of businesses or business segments. If effected, such transactions could be material to Great-West Lifeco in size or scope, and could result in changes in the value of the securities of Great-West Lifeco, including the common shares of Great-West Lifeco.

Assets Under Management

Great-West Lifeco derives a significant portion of its revenue from fees generated by its investment management businesses, which are generally assessed as a percentage of the value of assets under management. Fluctuations in the market value of such assets may result in fluctuations in the revenue of Great-West Lifeco's investment management businesses. The level of assets under management in Great-West Lifeco's investment management businesses and the amount of fees derived therefrom are also affected by other factors. This business is highly competitive, with the amount of assets under management dependent in part on the types and performance of products, fees charged and the strength of distribution channels.

Ratings

Financial strength and claims paying ability ratings represent the opinions of rating agencies regarding the financial ability of an insurance company to meet its obligations under insurance policies, and are an important factor in establishing the competitive position of life insurance companies. These ratings represent an important consideration in maintaining customer confidence in the Corporation's subsidiaries and in their ability to market insurance and annuity products. Rating organizations regularly analyze the financial performance and condition of insurers, including the Corporation's subsidiaries. Any ratings downgrades, or the potential for such downgrades, of the Corporation's subsidiaries could increase surrender levels of their insurance and annuity products and adversely affect their ability to market and distribute products and services, which may have an adverse effect on the Corporation's business, financial condition and results of operations.

Offered Shares

The value of the Offered Shares will be affected by the general creditworthiness of Great-West Lifeco. Great-West Lifeco's Management's Discussion and Analysis for the year ended December 31, 2007 is incorporated by reference in this short form prospectus. These analyses discuss, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on Great-West Lifeco's business, financial condition or results of operations.

The First Preferred Shares, Class A Preferred Shares, and Second Preferred Shares rank prior to the Offered Shares in the event of an insolvency or winding-up of Great-West Lifeco. If Great-West Lifeco becomes insolvent or is wound-up, Great-West Lifeco's assets must be used to pay, among other things, debt, including subordinated debt, and amounts due on such preferred shares before payments may be made on the Offered Shares.

Great-West Lifeco has agreed that if Great-West Lifeco Finance (Delaware) LP or Great-West Lifeco Finance (Delaware) LP II elects to defer the payment of interest on its subordinated debentures, Great-West Lifeco will not, during any such deferral period, declare or pay any dividends or distributions on or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its shares, including the Offered Shares.

Great-West Lifeco has agreed that, if, in certain circumstances, a distribution is not paid when due on any outstanding Great-West Life Trust Securities – Series A issued by Great-West Life Capital Trust, Great-West Lifeco will not pay dividends on its outstanding preferred or common shares, which would include the Offered Shares, for a specified period of time unless the required distribution is paid to the holders of such trust securities.

Stock market volatility may affect the market price of the Offered Shares for reasons unrelated to Great-West Lifeco's performance.

Experts and Auditors

Certain legal matters in connection with this offering will be passed upon by Blake, Cassels & Graydon LLP for the Corporation and by Torys LLP for the Underwriters. As of the date of this short form prospectus, the partners and associates of Blake, Cassels & Graydon LLP as a group and the partners and associates of Torys LLP as a group, respectively, owned beneficially, directly or indirectly, less than one percent of any class of securities of the Corporation or any associated party or affiliate of the Corporation.

Deloitte & Touche LLP is the external auditor of Great-West Lifeco who prepared the Auditors' Report to Shareholders on the consolidated balance sheets as at December 31, 2007 and 2006 and the summaries of consolidated operations, the consolidated statements of surplus, the summaries of consolidated comprehensive income and the consolidated statements of cash flows for the years then ended. To the knowledge of Great-West Lifeco, Deloitte & Touche LLP is independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Manitoba.

Registrar and Transfer Agent

The registrar and transfer agent for the Offered Shares will be Computershare Investor Services Inc. or its agent at its principal office in the City of Toronto.

Purchasers' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

Certificate of Corporation

Dated: December 17, 2008

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all the provinces and territories of Canada.

By: (signed) D. ALLEN LONEY
President and Chief Executive Officer

By: (signed) WILLIAM W. LOVATT
Executive Vice-President and
Chief Financial Officer

On behalf of the Board of Directors

By: (signed) RAYMOND L. MCFEETORS
Director

By: (signed) KEVIN P. KAVANAGH
Director

Certificate of Underwriters

Dated: December 17, 2008

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all the provinces and territories of Canada.

BMO NESBITT BURNS INC.	SCOTIA CAPITAL INC.
By: (Signed) BRADLEY J. HARDIE	By: (Signed) DAVID J. SKURKA

CIBC WORLD MARKETS INC.	RBC DOMINION SECURITIES INC.	TD SECURITIES INC.
By: (Signed) DONALD A. FOX	By: (Signed) RAJIV BAHL	By: (Signed) JONATHAN BROER

NATIONAL BANK FINANCIAL INC.

By: (Signed) DARIN DESCHAMPS

DESJARDINS SECURITIES INC.	GENUITY CAPITAL MARKETS	GMP SECURITIES L.P.	MERRILL LYNCH CANADA INC.	MORGAN STANLEY CANADA LIMITED
By: (Signed) THOMAS L. JARMAI	By: (Signed) DANIEL DAVIAU	By: (Signed) NEIL SELFE	By: (Signed) M. MARIANNE HARRIS	By: (Signed) DOUGAL MACDONALD

CREDIT SUISSE (CANADA), INC.	HSBC SECURITIES (CANADA) INC.
By: (Signed) ERIK CHARBONNEAU	By: (Signed) CATHERINE CODE

Auditors' Consent

We have read the short form prospectus of Great-West Lifeco Inc. ("Lifeco") dated December 17, 2008 qualifying the distribution of common shares of Lifeco (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of Lifeco on the consolidated balance sheets of Lifeco as at December 31, 2007 and 2006 and the summaries of consolidated operations, the consolidated statements of surplus, the summaries of consolidated comprehensive income and the consolidated statements of cash flows for the years then ended. Our report is dated February 14, 2008.

(signed) DELOITTE & TOUCHE LLP
Chartered Accountants
Winnipeg, Manitoba
December 17, 2008

12264400.3

THE MANITOBA
SECURITIES
COMMISSION

RECEIPT / VISA

Great-West Lifeco Inc.

This is the receipt of the Manitoba Securities Commission for the Short Form Prospectus of the above Issuer dated December 17, 2008 (the prospectus).
La Commission des valeurs mobilières du Manitoba vise le prospectus simplifié de l'émetteur susmentionné daté du 17 décembre, 2008 (le prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the prospectus.
En outre, le présent visa fait foi du visa du prospectus de la Commission des valeurs mobilières de l'Ontario.

The prospectus has been filed under Multilateral Instrument 11-102 *Passport System* in British Columbia, Alberta, Saskatchewan, Quebec, Nova Scotia, New Brunswick, Prince Edward Island, Newfoundland and Labrador, Yukon, Nunavut, and Northwest Territories. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.
Le prospectus a été déposé en vertu du *Règlement 11-102 sur le régime de passeport* en Colombie-Britannique, en Alberta, en Saskatchewan, au Québec, en Nouvelle-Écosse, au Nouveau-Brunswick, à l'Île-du-Prince-Édouard, à Terre-Neuve et Labrador, au Yukon, au Nunavut, et dans les Territoires du Nord-Ouest. Le visa du prospectus est réputé octroyé par l'autorité de chacun de ces territoires lorsque les conditions prévues par le Règlement sont réunies.

December 17, 2008
17 décembre, 2008

"R. B. Bouchard"
Director, The Manitoba Securities Commission
Directeur, Commission des valeurs mobilières du Manitoba

SEDAR Project # 1356833
Numéro de projet SEDAR 1356833

500–400 St. Mary Avenue, Winnipeg, MB R3C 4K5 • tel: (204) 945.2548 • fax: (204) 945.0330 • www.msc.gov.mb.ca

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

Not for distribution to U.S. news wire services or dissemination in the United States.

Readers are referred to the cautionary note regarding Forward-Looking Information at the end of this release.

Great-West Lifeco announces closing of $1 Billion offering of common shares

Winnipeg, December 30, 2008. . . Great-West Lifeco Inc. (Lifeco or the Company) today announced the closing of its previously announced public offering of 28,920,000 common shares to a syndicate of underwriters led by BMO Capital Markets for aggregate gross proceeds of $600,090,000, and the concurrent closing of its previously announced sale to Power Financial Corporation (PFC) of 19,280,000 common shares by way of private placement for aggregate proceeds of $400,060,000. All common shares were issued at a price of $20.75 per share.

After giving effect to the private placement and the completion of the public offering, PFC will control, directly or indirectly, approximately 72.7% of Lifeco's currently outstanding common shares. Lifeco has 943,874,939 common shares outstanding following the closing of the public offering and the concurrent private placement.

The net proceeds from the public offering and the proceeds from the concurrent private placement will be used by the Company for general corporate purposes and to augment Lifeco's current liquidity position.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States except in transactions exempt from the registration requirements of the U.S. Securities Act. This press release is not an offer of securities for sale in the United States and shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

GREAT-WEST LIFECO INC.
Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Corporation has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company, and Putnam Investments, LLC. Lifeco and its companies had, as of September 30, 2008, more than $356 billion in assets under administration and are members of the Power Financial Corporation group of companies.

.../2

Cautionary note regarding Forward-Looking Information

This release contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's 2007 Annual Management's Discussion and Analysis and the Company's Management's Discussion and Analysis dated October 30, 2008, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

-end-

Not for distribution to U.S. news wire services or dissemination in the United States.

For more information contact:
Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705

END